Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF

VAXART, INC.

Vaxart, Inc. (f/k/a Aviragen Therapeutics, Inc.), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: The name of Corporation is Vaxart, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Restated Certificate of Incorporation as follows:

The first two sentences in Article FOURTH shall be deleted and the following paragraphs shall be inserted in lieu thereof:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 205,000,000 shares consisting of

a)	5,000,000 shares of Preferred Stock, par value $0.10 per share, and

b)	200,000,000 shares of Common Stock, par value $0.10 per share.

Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

Contingent and effective upon the filing of this Certificate of Amendment to the Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware (the “Effective Time”), each eleven (11) shares of the Corporation’s Common Stock, par value $0.10 per share, issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.10 per share, of the Corporation (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Corporation will pay in cash the fair value of such fractional shares, without interest and as determined in good faith by the Board of Directors of the Corporation when those entitled to receive such fractional shares are determined.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares of Common Stock have been surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of Common Stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

THIRD: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at a Special Meeting of Stockholders held on February 13, 2018, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Chief Executive Officer this 13th day of February, 2018.

VAXART, INC.

By:	/s/ Wouter Latour
Name: Wouter Latour
Title: Chief Executive Officer

[Signature Page of Certificate of Amendment]